EXHIBIT 99.1

May 31, 2013

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the six months ended April 30, 2013.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2013	2012
Net assets:
Gold bullion, at market, (cost $1,355,145,634)	$2,489,432,559	2,913,093,648
Silver bullion, at market, (cost $964,091,381)	1,879,463,398	2,484,401,248
Cash and short-term deposits	42,767,223	55,284,208
Interest receivable and other	430,657	103,931

	4,412,093,837	5,452,883,035
Accrued liabilities	(2,147,559)	(3,917,068)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$4,409,946,278	5,446,421,640
Represented by:
Capital stock
Class A shares issued: 254,432,713	$2,419,770,678	2,419,770,678
Common shares issued: 40,000	19,458	19,458
	2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	1,990,156,142	3,026,631,504
	$4,409,946,278	5,446,421,640

Net asset value per share:
Class A shares	$17.33	21.40
Common shares	$14.33	18.40
Exchange rate: U.S. $1.00 = Cdn.	$1.0072	0.9996

Net asset value per share expressed in Canadian dollars:
Class A shares	$17.45	21.39
Common shares	$14.43	18.40

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2012 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $921.1 million or 17.3% during the three months ended April 30, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 11.8% and 23.8% respectively.

Net assets decreased by $1,036.5 million or 19.0% during the six months ended April 30, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 14.5% and 24.3% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended April 30		Six months ended April 30
	2013	2012	2013	2012
Income:
Interest	$30,158	40,741	$63,144	83,599
Change in unrealized appreciation of holdings	(917,430,847)	(341,887,887)	(1,028,600,723)	(353,870,580)
Total income (loss)	(917,400,689)	(341,847,146)	(1,028,537,579)	(353,786,981)
Expenses:
Administration fees	2,116,861	2,409,678	4,467,955	4,738,638
Safekeeping, insurance and bank charges	1,337,062	1,543,826	2,924,239	3,053,332
Shareholder information	107,910	128,568	165,141	185,338
Accounting fees	53,776	35,198	108,544	61,698
Directors’ fees and expenses	48,563	53,409	105,426	105,223
Stock exchange fees	37,387	38,182	75,342	76,483
Legal fees	22,484	31,543	52,496	72,681
Registrar and transfer agent fees	22,106	31,481	38,582	52,693
Miscellaneous	(35)	197	58	259
Total expenses	3,746,114	4,272,082	7,937,783	8,346,345
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(921,146,803)	(346,119,228)	$(1,036,475,362)	(362,133,326)
Net income (loss) per share:
Class A shares	$(3.62)	(1.36)	$(4.07)	(1.42)
Common shares	$(3.62)	(1.36)	$(4.07)	(1.42)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2013 was $921.1 million compared to $346.1 million for the comparative period in 2012. Net loss, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2013 was $1,036.5 million compared to $362.1 million for the comparative period in 2012. Virtually all of the net loss for both the three and six-month periods ended April 30, 2013 represents the change in the unrealized appreciation of gold and silver holdings. Certain expenses such as administration fees and safekeeping fees have varied in proportion to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $292,817 and $270,683 respectively during the three and six-month periods ended April 30, 2013 as compared to the same periods in 2012 as a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month periods ended April 30, 2013 and 2012 remained unchanged at 0.08%. The expense ratio for the six-month period ended April 30, 2013 was 0.16% compared to 0.15% for the same six-month period in 2012. For the twelve-month period ended April 30, 2013, the expense ratio was 0.31% compared to 0.30% for the twelve month period ended April 30, 2012.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At April 30, 2013, the Class A shares of Central Fund were backed 99.1% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878